Rucha Pandit

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

November 30, 2022

Re:	Investables Projects LLC
Offering Statement on Form 1-A
File No. 024-12007

Dear Ms. Pandit:

On behalf of Investables Projects LLC, I hereby request qualification of the above-referenced Offering Statement on Form 1-A at 1:00pm, Eastern Time, on Friday, December 2, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Peter van Kleef
Name:	Peter van Kleef
Title:	Chief Executive Officer of Investables Projects LLC